Deborah A. Lamb
Chief Compliance Officer
Executive Vice President
February 6, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
100 Fifth Street, NW
Washington, DC 20549
Re: STI Classic Funds (the “Registrant”)
File Nos. 033-45671 and 811-06557
Ladies and Gentlemen:
     In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Registrant respectfully requests withdrawal of Post-Effective Amendment No. 73 to the Trust’s Registration Statement on Form N-1A, together with all exhibits (the “Amendment”).
     The Amendment was filed electronically with the Securities and Exchange Commission on January 17, 2008 (Accession No. 0000950152-08-000344) in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to launch this series. No securities were sold in connection with this offering.
     The Amendment will become effective pursuant to Rule 485(a) of the Act on April 2, 2008. Please issue an order with respect to this application for withdrawal as soon as possible.
     Please provide a copy of the order granting the Registrant’s request for withdrawal of the Amendment to the Trust’s secretary, Cynthia Surprise, by facsimile at (617) 824-1476. If you have any questions with regard to this request for withdrawal, please contact Ms. Surprise at (617) 824-1369.
Very truly yours,
/s/ Deborah A. Lamb
Deborah A. Lamb
Executive Vice President and
Chief Compliance Officer

50 Hurt Plaza, Suite 1400, Atlanta, GA 30303
Phone: 404-581-1656; Fax: 404-813-9040; E-mail: deborah.lamb@sticlassicfunds.com